Hamptons Luxury Homes, Inc.

367 Butter Lane

Bridgehampton, New York  11932

February 11, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:

Registration Statement on Form S-8

Registration No.:  333-152405

Dear Sirs and Madams:

Hamptons Luxury Homes, Inc. (the “Company”) hereby applies, pursuant to Rule 477 promulgated under the Securities Act, for the Commission’s consent to the withdrawal of the Company’s Registration Statement on Form S-8 (Registration No.: 333-152405), which was filed with the Commission on July 18, 2008 (the “Registration Statement”).

Be advised that the Company, on February 6, 2009, filed with the Commission a similar request for the Commission’s consent to the withdrawal of the Registration Statement but inadvertently referenced another Registration Statement on Form S-8.  This letter is being forward to correct such error by correctly giving the registration number for the Registration Statement.

The Registration Statement covered shares underlying options granted to three persons who were or had been employed by the Company.  None of such options have been exercised and, accordingly, no securities were sold pursuant to the Registration Statement.  The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Company acknowledges that no refund will be made of the fees paid to the Commission in connection with filing of the Registration Statement.  The Company, however, respectfully requests that such fees be credited for future use by the Company pursuant to Rule 457(p).

Please address any comments or questions regarding this request for the Commission’s consent to the withdrawal of the Registration to the Company’s outside legal counsel, Lee J. Mendelson, Esq. of Moritt Hock Hamroff & Hamroff LLP at 516-873-2000.

Very truly yours,

Hamptons Luxury Homes, Inc.

By:

               /s/ Frank Dalene

Frank Dalene

Chief Financial Officer